Filed by USX Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934
                                               Subject Company:  USX Corporation
                                                      Commission File No. 1-5153


[Slide 1] - Building an Energy Future Together - USX-Marathon Group - Business Update - Houston, TX - August 14, 2001

[Slide 2] - Except for historical information the material included in this booklet contains forward looking statements with respect to the timing and completion of various projects or activities. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, USX has included in Form 10-K for the year ended December 31, 2000 and any subsequent reports on Form 10-Q and Form 8-K, cautionary statements identifying important factors, but not necessarily all factors, that could cause actual results to differ materially from those set forth in the forward-looking statements.

[Slide 3] - Strategic Intent - Significantly improve shareholder value by generating competitive current financial returns, while also providing for profitable future growth.

[Slide 4] - Marathon Group - Adjusted Earnings per Share
Line Graph x-axis - 2Q 1999 through 2Q 2001 (quarterly increments)
           y-axis - $0.00 to $2.00 ($0.50 increments)

[Slide 5] - Year-Over-Year - Earnings Change - 2nd Quarter
Bar Chart x-axis - AHC, MRO, TX, P, COC, CHV, RD, XOM, BP
          y-axis - Percentage 0 to 90 (10% increments)
Source: Credit Suisse First Boston Corp.

[Slide 6] - Return On Gross Invested Capital (ROGIC) - 2nd Quarter Bar Chart x-axis - MRO, AHC, COC, RD, BP, CHV, P, XOM, TX
          y-axis - Percentage 0 to 18 (2% increments)
Source: Credit Suisse First Boston Corp.

[Slide 7] - Upstream Profit per BBL - 2nd Quarter
Bar Chart x-axis - BP, COC, AHC, XOM, MRO, TX, CHV, P, RD
          y-axis - Dollars 0 to 9 ($1.00 increments)
Source: Credit Suisse First Boston Corp.

[Slide 8] - Downstream Profit per BBL - 2nd Quarter
Bar Chart x-axis - MRO, P, AHC, BP, CHV, XOM, RD, COC, TX
          y-axis - Dollars 0 to 5 ($1 increments)
Source: Credit Suisse First Boston Corp.

[Slide 9] - The Value of Integration
Divided between Downstream and Upstream
Bar Chart x-axis - 1995, 1996, 1997, 1998, 1999, 2000, 6 Mos. 2001
          y-axis - Income for Reportable Segments (MM$) 0 to 2500 ($500MM increments)
*adjusted for special items and MAP minority interest

[slide 10] - Stronger Financial Position
Bar Chart Average of peer group shown in bars x-axis - 1995, 1996, 1997, 1998, 1999, 2000, 2Q 2001
          y-axis - Debt to Capital Percentage 0 to 60 (10% increments) Marathon 1995 - 57%
          1996 - 48%
          1997 - 47%
          1998 - 46%
          1999 - 42%
          2000 - 29%
          2Q 2001 - 22%

[Slide 11] - Downstream Growth

[Slide 12] - Garyville Coker
[picture of Garyville Coker]

[Slide 13] - Coker Economics - Product Margin Upgrade and Light/Heavy Crude Differentials
Line Graph x-axis - 1986 to 2001 (5 year increments)
           y-axis - Dollars per Barrel 0 to 16 ($2 increments) one line represents Light/Heavy Differential and one line represents Upgrade Margin

[Slide 14] - Product Supply
Map of Central/Eastern United States showing Centennial Pipeline and Cardinal Pipeline including pipeline expansions and existing MAP Logistics System

[Slide 15] - Concentrate on Retail

[Slide 16] - Welsh Stores Acquisition
- In June, acquired 42 company-operated and 7 dealer locations from Welsh, Inc.
-    Locations in northern Indiana and southwest and central Michigan
- SSA to operate C-stores, and Marathon Brand dealers to operate other locations.
- Provides 80 million incremental gallons of annual gasoline sales in existing supply area.

[slide 17] - Pilot Travel Centers LLC - Travel Center Location Map
Map of United States showing SSA Market Area and Primary Truck Traffic Region
-    SSA Contributed Locations     94
-    Pilot Contributed Locations   144
-    Pilot Travel Center LLC Locations  238

[Slide 18] - Upstream Growth

[Slide 19] - Worldwide Exploration Near Term
Map of World
2001 Results to Date
Success   25
Dry       7
Drilling  11
To be Spud     45
Success Rate to Date = 78%

[Slide 20] - Oklahoma
Map of Oklahoma Trend showing Granite Wash Play Fairway, Marathon Acreage, Exploitation Wells, and Exploration Wells
2001 Target = 350 BCFE Net Unrisked

[Slide 21] - Canada
Map of Alberta, Canada and part of British Columbia showing various exploration projects
- Callum Development (50% WI) - tight gas sands, sanctioned 20 MMCF/D gas plant, 100-300 BCF potential, drill 2-3 similar prospects in 2001/2002
-    Plan to drill 2 100-300 BCF Foothills Thrust Prospects (50-100% WI)
-    Plan to drill 4-6 Reef Prospects in Milo area (50-100% WI; potential of 150
     BCF)

[Slide 22] - Crathes - seismic data

[Slide 23] - Dragon - Map of U.K.

[Slide 24] - Dragon - seismic data

[Slide 25] - Worldwide Exploration - High Impact
Map of World
2001 Results to Date
Success   0
Dry       0
Drilling  2
To be Spud     5
Most activity is late in 2001.

[Slide 26] - Gulf of Mexico
Prospect

Timber Wolf    WD (ft.)  4749'
               Unrisked Gross Potential Size (MMBOE)   500-1000
               WI (%)    8.25
               Status    Drilling
Redwood        WD (ft.)  7742'
               Unrisked Gross Potential Size (MMBOE)   200-300
               WI (%)    75
               Status    TA/Nov. TD
Deep Ozona     WD (ft.)  3280'
               Unrisked Gross Potential Size (MMBOE)   50-100
               WI (%)    68
               Status    Drilling
Paris Carver   WD (ft.)  4400'
               Unrisked Gross Potential Size (MMBOE)   150
               WI (%)    50
               Status    Oct. spud
Flathead       WD (ft.)  6554'
               Unrisked Gross Potential Size (MMBOE)   500-700
               WI (%)    40
               Status    Dec. spud
2002 Plan: 4 exploration wells + appraisal

[Slide 27] - Gulf of Mexico
Map of Gulf of Mexico

[Slide 28] - Nova Scotia
Map of Nova Scotia Trend
Southhampton - 1 Well - 37.5% WI, 1-2 TCF potential, Sept. 2001 spud Annapolis - 1 Well - 30% WI, 4-6 TCF potential, Nov. 2001 spud

[Slide 29] - Angola
Map of Angola Trend
Block 31  2001 - 1 well
          2002 - 2 wells
Block 32  2001 - 0 wells
          2002 - 2 wells

[Slide 30] - Exploration Summary
-    Program very focused
- Have some early success, but majority of high impact program being drilled in 2nd half of 2001
-    On track to achieve $50MM expense reduction

[Slide 31] - Pennaco Energy Company
Map showing areas acquired in Pennaco transaction
-    MOC assumed control February 9, 2001
-    395,000 net acres
-    46 MMCFD current rate
-    More than 600 wells per year
-    2001 exit rate - 90-100 MMCFD

[Slide 32] - Pennaco Production Forecast
Graph showing Lowside and Highside of Forecast x-axis - 2001, 2002, 2003
     y-axis - Annual Net Production (MMCFD) 40,000 to 200,000 (20,000 increments)

[Slide 33] - Saudi Arabia - Core Venture II
Map showing areas of project
-    Consortium Interests - Exxon (60%), Oxy (20%), Marathon (20%)
- Preparatory Agreement signed with the Kingdom; 6-9 months to finalize binding agreement
-    Significant upside exploration potential

[Slide 34] - Focus Areas
Map of World showing focus areas in red circles

[Slide 35] - Delivering on our Commitments
-    Significantly improved financial results
-    Maintaining our focus on costs
-    Continued growth of world class downstream business
-    High impact exploration program underway
-    Aggressively pursuing growth through new ventures